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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3
                              Amendment No. 4

        Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         Varsity Spirit Corporation
                --------------------------------------------
                              (Name of Issuer)

                         Varsity Spirit Corporation
                            Riddell Sports Inc.
                          Cheer Acquisition Corp.
                              Jeffrey G. Webb
                              Gregory C. Webb
                --------------------------------------------
                    (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $.01 Per Share
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                       (Title of Class of Securities)

                                922294 10 3
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                    (CUSIP Numbers of Class Securities)

      Jeffrey G. Webb                                Lisa Marroni, Esq.
President and Chief Executive Officer                 General Counsel
    Varsity Spirit Corporation                      Riddell Sports Inc.
    2525 Horizon Lake Drive                           900 Third Avenue
    Memphis, Tennessee 38113                      New York, New York 10022
          (901) 387-4370                               (212) 826-4300

                --------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized
                  to Receive Notices and Communications on
                   Behalf of Person(s) Filing Statement)

                              with copies to:

     Glenn W. Reed, Esq.                      Sheldon S. Adler, Esq.
  Gardner, Carton & Douglas         Skadden, Arps, Slate, Meagher & Flom LLP
  Suite 3400 - Quaker Tower                     919 Third Avenue
   321 North Clark Street                   New York, New York 10022
   Chicago, Illinois 60610                      (212) 735-3000
       (312) 644-3000

This statement is filed in connection with (check the appropriate box):
(a) |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) |_| The filing of a registration statement under the Securities Act of 1933.
(c) |X| A tender offer.
(d) |_| None of the above.
    Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


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               Varsity Spirit Corporation (the "Company"), Riddell Sports
Inc. ("Parent"), Cheer Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), Jeffrey G. Webb and Gregory C. Webb hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement"), filed on May 12, 1997 with the Securities and Exchange Commission (the "Commission"), relating to the tender offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $18.90 per Share, net to the tendering stockholder in cash.

               Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase, previously filed as Exhibit (d)(1) hereto.

ITEM 16.       ADDITIONAL INFORMATION.

               The information set forth in Item 16 of the Statement is hereby amended and supplemented by the following information:

               On Thursday, June 19, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (d)(14) and is incorporated herein by reference, relating to the completion of the Offer by Purchaser. Parent and Purchaser announced their acceptance for purchase of all Shares validly tendered and not withdrawn under the Offer, including those Shares tendered by means of Notice of Guaranteed Delivery. A total of approximately 4,511,415 Shares (including 500 Shares which were subject to guarantees of delivery) were tendered pursuant to the Offer, which expired at 11:00 a.m., New York City time, on Thursday, June 19, 1997. The Shares tendered represent approximately 98.6% of the Company's outstanding Shares.

ITEM 17.       MATERIAL TO BE FILED AS EXHIBITS.

     (d)(14)   Press Release issued by Parent, dated June 19, 1997.



                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:     June 19, 1997                    VARSITY SPIRIT CORPORATION


                                            By:     /s/ Jeffrey G. Webb
                                            Name:  Jeffrey G. Webb
                                            Title: Chairman and
                                                   Chief Executive Officer



                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:     June 19, 1997                    RIDDELL SPORTS INC.


                                            By:  /s/ David Groelinger
                                            Name:  David Groelinger
                                            Title: Chief Financial Officer



                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:     June 19, 1997                    CHEER ACQUISITION CORP.


                                            By:   /s/ David Groelinger
                                            Name:  David Groelinger
                                            Title: Vice President



                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:     June 19, 1997                    JEFFREY G. WEBB


                                            By:/s/ Jeffrey G. Webb



                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:     June 19, 1997                    GREGORY C. WEBB


                                            By:/s/ Gregory C. Webb



                               EXHIBIT INDEX

Exhibit
No.:           Description:

(d)(14)        Press Release issued by Parent, dated June 19, 1997.